MAYER, BROWN, ROWE & MAW

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

April 9, 2003


03050174

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated April 7, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17134960 02970609

File No. 82-4406

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

April 7, 2003

SCHWARZ PHARMA Presents Study Results on Its Epilepsy Compound at US Congress

- SPM927 showed encouraging efficacy for refractory partial seizures.

The 55th annual meeting of the American Academy of Neurology held from March 29th – April 5th 2003 in Honolulu, Hawaii, included a presentation outlining the results of a phase II clinical trial with SPM927 (harkoseride), a compound in clinical development by SCHWARZ PHARMA for the treatment of epilepsy.

Results of this open-label trial were presented by Rajesh C. Sachdeo, MD, the lead investigator from the R W Johnson Medical School of the University of Medicine and Dentistry of New Jersey in New Brunswick, New Jersey. "The data suggest that SPM927 when added to marketed concomitant antiepileptic drugs, reduces the incidence of partial seizures", states Dr Sachdeo.

The trial was performed at multiple centers in the United States. A total of 91 subjects with partial seizures not adequately controlled by one or two concomitant antiepileptic drugs (AEDs) were administered oral SPM927 for up to 12 weeks. The daily dose tolerated by about half of the subjects was at least 300 mg; 40% tolerated 500 or 600 mg each day.

For the studied doses of 100 mg to 600 mg SPM927 per day, the subjects showed over a 30% reduction in median partial seizure frequency. The proportion of subjects who had a = 50% reduction in seizure frequency was 33% for all studied doses and 56% for the 600 mg dose.

SPM927 was generally well tolerated. Safety evaluations showed no serious issues and support the further development of SPM927 as an antiepileptic drug.

The observed reduction in partial seizures is in the range of or better than some of the currently marketed AEDs. The current study was

open-label; results are being confirmed in an ongoing double-blind US-European trial comparing three doses of SPM927 and placebo.

Epilepsy is the second most prevalent neurological disorder in the world. More than five million people suffer from epilepsy. Many patients remain inadequately treated or are troubled with side effects from the currently available medications.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, incontinence and BPH. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.